SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 December, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Director/PDMR Shareholding - 5 December, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 December, 2005                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

JOHN ASTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

338

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

60,300

0.114%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

25,742 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

143,568 OF WHICH:

44,180 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

82,507 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

16,881 ARE MATCHING SHARES UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

NIGEL BURNS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

294

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

3,554

0.0067%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

10,095 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

83,773 OF WHICH:

54,723 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

29,050 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

PETER CHAMBRE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

352

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

26,442

0.050%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

52,511 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

381,072 OF WHICH:

191,969 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

145,021 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

44,082 ARE MATCHING SHARES UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

ALEXANDER DUNCAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

323

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

14,439

0.027%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

11,441 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

64,803 OF WHICH:

31,776 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

29,640 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

3,387 ARE MATCHING SHARES UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

JUSTIN HOSKINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

294

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

2,460

0.0046%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

2 DECEMBER 2008 TO 1 DECEMBER 2015 SUBJECT TO PERFORMANCE CONDITION

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

3,930 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£6.84 PENCE PER SHARE SUBJECT TO PERFORMANCE CONDITION

22. Total number of shares or debentures over which options held following notification

11,764 OPTIONS UNDER COMPANY SHARE OPTION PLAN

23. Any additional information

NONE

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

LYNN LESTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

323

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

2,424

0.0046%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

7,704 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

24,906 OF WHICH:

12,361 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

10,421 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

2,124 ARE MATCHING SHARES UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

RICHARD MASON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

308

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

3,262

0.0062%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(1) 2 DECEMBER 2005

(2) 2 DECEMBER 2005

18. Period during which or date on which it can be exercised

(1) 30 DECEMBER 2008 TO 29 DECEMBER 2011

(2) 2 DECEMBER 2008 TO 1 DECEMBER 2015

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

(1) 3,036 ORDINARY 10 PENCE SHARES

(2) 9,137 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(1) 10 PENCE PER SHARE SUBJECT TO AWARD

(2) £6.84 PER SHARE SUBJECT TO PERFORMANCE CONDITION

22. Total number of shares or debentures over which options held following notification

45,138 OF WHICH:

39,958 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

5,180 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

DIANE MELLETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

308

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

18,271

0.035%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

19,207 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

118,423 OF WHICH:

63,304 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

51,108 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

4,011 ARE MATCHING SHARES UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

PATRICK ROUND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

AS IN 3 ABOVE

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 10 PENCE SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE TRUSTEES LIMITED

8 State the nature of the transaction

ALLOCATION OF FREESHARES UNDER INLAND REVENUE APPROVED SHARE INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

294

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0006%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NIL

13. Price per share or value of transaction

£6.80

14. Date and place of transaction

1 DECEMBER 2005

LONDON

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

294

0.0006%

16. Date issuer informed of transaction

1 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

2 DECEMBER 2005

18. Period during which or date on which it can be exercised

30 DECEMBER 2008 TO 29 DECEMBER 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

11,557 ORDINARY 10 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 PENCE PER SHARE SUBJECT TO AWARD

22. Total number of shares or debentures over which options held following notification

55,466 OF WHICH:

5,725 ARE OPTIONS UNDER COMPANY SHARE OPTION PLAN

49,741 ARE RESTRICTED SHARE AWARDS UNDER EXECUTIVE INCENTIVE PLAN

23. Any additional information

AWARDS GRANTED UNDER THE EXECUTIVE INCENTIVE PLAN ARE SUBJECT TO PERFORMANCE CONDITIONS

24. Name of contact and telephone number for queries

JUSTIN HOSKINS

01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

JUSTIN HOSKINS

COMPANY SECRETARY

Date of notification

2 DECEMBER 2005

END